UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

(non-required under Tier 1)

November 6, 2020

(Date of earliest event reported))

THE BEBOP CHANNEL CORPORATION

(Exact name of registrant as specified in its charter)

Date: June 30, 2020

New York	7812	84-2190936
(State of Incorporation )	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Sue Veres Royal

Chief Executive Officer

178 Columbus Ave., P.O. Box 231143

New York, NY 10023

Telephone: 202-302-6703

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Change in Officers Directors

On November 6, 2020 the company appointed veteran journalist Steven “Steve” Clemons to the Board of Directors and subsequently appointed him as CEO. Current CEO Sue Veres Royal was appointed Chief Operating Officer (COO) and Gregory Charles Royal remains as Senior Vice President (SVP) and Artistic Director.

Mr. Clemons does not qualify as a bad actor or answer affirmative in any of the legal proceedings as set forth in the Offering. His biographical information is set forth herein. Mr Clemons accepted as Executive Compensation 500,000 shares of Common stock, non-dilutive to the company, as the shares were issued as gifts from the personal holdings of Sue Veres Royal and Gregory Charles Royal.

Steven Clemons	Age: 58	Position: Chief Executive Officer

Steven Clemons is the CEO of BeBop, a multi-channel, multi-platform global online city for the arts, artists of every genre, and those who support and love culture. As a political journalist, commentator, and innovator and builder of institutions, he has been at the forefront of bringing to life important social issues and discussions throughout his career. Clemons is also the editor-at-large of The Hill, America’s most read political media platform, where he helps lead the editorial direction of The Hill’s politics and policy events and related editorial video programs and is the host of a weekly news program titled The Bottom Line which runs on the global network of Al Jazeera English. For the previous nine years, he served as Washington editor-at-large of The Atlantic and editor-in-chief of AtlanticLIVE, the magazine’s live events channel. Clemons and Elizabeth Keffer, the former President of AtlanticLIVE, began a partnership in 2004 that launched the first 3-D journalism LIVE events series at a major publication. Clemons also served as Executive Vice President of the New America Foundation and founded New America’s American Strategy Program. Publisher of the popular political blog, The Washington Note, Clemons, along with Joshua Micah Marshall of Talking Points Memo, was among the first to demonstrate the real-time political impacts blogging could have. He served as Executive Vice President of the Economic Strategy Institute, Senior Policy Advisor on Economic and International Affairs to Senator Jeff Bingaman (D-NM) and was the first Executive Director of the Nixon Center. Prior to moving to Washington, Clemons served for seven years as Executive Director of the Japan America Society of Southern California, and co-founded, with Chalmers Johnson, the Japan Policy Research Institute. He was previously a Member of the Board of the Clarke Center at Dickinson College, a liberal arts college in Carlisle, Pa., as well as an Advisory Board Member of the C.V. Starr Center for the Study of the American Experience at Washington College in Chestertown, MD. Clemons is on the International Advisory Board of GLOBSEC, a major central European national security think tank and writes frequently on matters of foreign policy, defense, and international economic policy. His work has appeared in many of the major leading op-ed pages, journals, and magazines around the world.

SIGNATURES

Sue Veres Royal

/s/ Sue Veres Royal

COO, The BeBop Channel Corporation Dated: 12/01/2020